

11020140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LockeBridge Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1666 Massachusetts Avenue
                          (No. and Street)

Lexington   MA   02420
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Waxler   (781) 676-2001
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahn, Litwin, Renza & Co., Ltd.
                          (Name – if individual. state last, first. middle name)

800 South Street, Suite 300	Waltham	MA	02453
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Scott Waxler_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__LockeBridge Partners, Inc._____ , as

of _____December 31_____ , 20 _10___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

LOCKEBRIDGE PARTNERS, INC.

Financial Statements
and Supplementary Information

Year Ended December 31, 2010

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport

KLR

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

*Certified Public Accountants
and Business Consultants*

LOCKEBRIDGE PARTNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2010

Member of The Leading Edge Alliance

Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport

KLR

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
LockeBridge Partners, Inc.

We have audited the accompanying statement of financial condition of LockeBridge Partners, Inc. (the Company) as of December 31, 2010, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LockeBridge Partners, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules 1 and 2 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn, Litwin, Renza + Co., Ltd.

February 25, 2011

Member of The Leading Edge Alliance



LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Assets

Cash and cash equivalents	$	29,266
Total Assets	**$**	**29,266**

Liabilities and Stockholder's Equity

Liabilities:

Accrued expenses	$	6,517
Total liabilities		**6,517**

Stockholder's Equity:

Common stock	20
Additional paid-in capital	43,985
Accumulated deficit	(21,256)
Total stockholder's equity	**22,749**
Total Liabilities and Stockholder's Equity	**$ 29,266**

See accompanying notes to financial statements and independent auditors' report.

2



LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF LOSS
Year Ended December 31, 2010

Revenue	$	684,500
Expenses:		
Management fee, related party		672,800
Professional fees		11,730
Rent, related party		2,200
License and registration fees		3,649
Taxes		456
Insurance		275
Office expenses		87
		691,197
Net loss	$	(6,697)

LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2010

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2009	2,000	$ 20	$ 23,980	$ (14,559)	$ 9,441
Contributed capital	-	-	20,005	-	20,005
Net loss	-	-	-	(6,697)	(6,697)
Balance at December 31, 2010	2,000	$ 20	$ 43,985	$ (21,256)	$ 22,749

See accompanying notes to financial statements and independent auditors' report.



LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

Cash Flows from Operating Activities:		
Net loss	$	(6,697)
Changes in operating liabilities:		
Accounts payable and accrued expenses		2,017
Net cash used by operating activities		**(4,680)**
Cash Flows from Financing Activities:		
Contributions from stockholder		20,005
Net cash provided by financing activities		**20,005**
Net increase in cash and cash equivalents		**15,325**
Cash and Cash Equivalents, beginning of year		**13,941**
Cash and Cash Equivalents, end of year	$	**29,266**



LOCKEBRIDGE PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2010

1. **Nature of Operations**

    LockeBridge Partners, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and brokering the sale of businesses as well as commercial real estate.

2. **Summary of Significant Accounting Policies**

    This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

    Cash and Cash Equivalents
    Cash and cash equivalents include cash held in a central registration depository account with the Financial Industry Regulatory Authority.

    Revenue Recognition
    The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms as defined. Accordingly, management recognizes revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

    Income taxes
    The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, no taxes on income have been provided. The federal income tax returns of the Company for 2007, 2008 and 2009 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6



LOCKEBRIDGE PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2010

Subsequent Events
Management has evaluated subsequent events through February 25, 2011, which is the date these financial statements were available to be issued.

3. **Subordinated Liabilities**

The Company did not have any subordinated liabilities at any time during the year.

4. **Common Stock**

At December 31, 2010, there were 2,000 shares of common stock, $.01 par value, of which 2,000 were issued and outstanding.

5. **Net Capital Requirements**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1 was $21,468 at December 31, 2010, which exceeded required net capital of $5,000 by $16,468. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1 at December 31, 2010.

6. **Revenue Concentration**

For the year ended December 31, 2010, one customer accounted for 100% of revenue.

7. **Related Party Transactions**

The Company is co-located with a sister entity, LockeBridge, LLC (the Sister). Under an agreement dated October 1, 2006, the Sister provides certain services to the Company for various administrative services and for use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2010, the Company paid $2,200 to its Sister to cover these expenses.

A management fee of $672,800 was paid to the Sister during 2010.

LOCKEBRIDGE PARTNERS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2010

Aggregate indebtedness:		
Accrued expenses	$	6,517
Net Capital:		
Common stock	$	20
Additional paid-in capital		43,985
Accumulated deficit		(21,256)
		22,749
Adjustments to net capital:		
Central registration depository account		(1,281)
Net capital, as defined	$	**21,468**
Net capital requirement	$	**5,000**
Net capital in excess of requirement	$	**16,468**
Ratio of aggregate indebtedness to net capital		**0.30 to 1**

Following is a reconciliation of the Company's December 31, 2010 unaudited Part IIA of Form X-17A-5 filed previously to the Company's net capital as calculated above:

Net capital as reported on Part IIA of Form X-17A-5	$	23,985
Net audit adjustments		(2,517)
Net capital as above	$	**21,468**

LOCKBRIDGE PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2010

LockeBridge Partners, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport



800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
LockeBridge Partners, Inc.

In planning and performing our audit of the financial statements of LockeBridge Partners, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe that a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2011